

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Via U.S. Mail and Facsimile to 949-270-9401

Abbas Mohaddes
Chief Executive Officer
Iteris, Inc.
1700 Carnegie Avenue, Suite 100
Santa Ana, California 92705

      Re: Iteris, Inc.
              Form 10-K for the fiscal year ended March 31, 2010
              Filed May 21, 2010
              File No. 001-08762

Dear Mr. Mohaddes:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Kathleen Krebs for
                    Larry Spirgel
                    Assistant Director